October 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Jessica Ansart

Re:	WiSA Technologies, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Post-Effective Amendment”)
File No. 333-274331
Request for Withdrawal of the Post-Effective Amendment Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, WiSA Technologies, Inc. (the “Company”) hereby respectfully requests the withdrawal of the Post-Effective Amendment. No securities have been sold in connection with the offering to which the Post-Effective Amendment relates.

If you have any questions, please contact Aaron M. Schleicher of Sullivan & Worcester LLP by telephone at (212) 660-3034 or, in his absence, David E. Danovitch of Sullivan & Worcester LLP by telephone at (212) 660-3036.

Sincerely,

WiSA Technologies, Inc.

By:	/s/ Brett Moyer

Brett Moyer
President and Chief Executive Officer

cc:	Gary Williams, WiSA Technologies, Inc. Leslie Marlow, Blank Rome LLP
Aaron M. Schleicher, Sullivan & Worcester LLP